OPERATING AGREEMENT
for
SUMMER JAM, LLC

THE MEMBERSHIP INTERESTS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("SECURITIES ACT") NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH MEMBERSHIP INTERESTS MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

OPERATING AGREEMENT
for
SUMMER JAM LLC

A. This Operating Agreement is entered into as of September 15, 2023, by and among the "Managing Members" (whom hereinafter may be referred to collectively as "Members").

B. The Members have formed a Delaware limited liability company (the "Company") under and pursuant to the Delaware Limited Liability Company Act, as the same may be amended from time to time.

C. The Members enter into this Agreement to form and to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

NOW, THEREFORE, the Members agree as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement; and, when not so defined, shall have the meanings set forth in the Act.

1.1 "Act" means the Delaware Limited Liability Company Act, as the same may be amended from time to time.

1.2 "Agreement" means this Agreement, in its original form and as amended from time to time.

1.3 "Capital Contribution" shall mean money, property or services contributed to the Company by a Member in exchange for an equity interest in the Company in accordance with, and subject to the terms and conditions of, this Agreement. A Capital Contribution shall not be deemed a loan.

1.4 "Managing Members" means TaylorVision Productions LLC ("TaylorVision") Bronson Park Film Co. ("Bronson Park Film") and Eric Smith ("Smith") and or the entity(ies) or person(s) who from time to time succeed TaylorVision, Bronson Park Film, and Eric Smith as Managing Members and who, in either case, are serving at the relevant time as Managing Members. The Managing Members may be referred to herein as "Managers".

1.5 "Net Income or Net Losses" means for any fiscal year (or portion thereof) the net income or net loss of the Company determined in accordance with the same principles as employed in determining the Company's taxable income or loss for U.S. federal income tax purposes considering the full amount of any recognized gains or losses. For purposes of this computation, taxable income or loss shall include every item requiring separate computation under Section 702(a) of the United States Code and shall include any items not deductible for tax purposes and not includible in income or loss for tax purposes.

1.6 "Percentage Interest" means the percentage ownership of the Company of each Member as set forth in the column entitled "Percentage Interest" contained in Exhibit A attached hereto and as recalculated from time to time pursuant to this Agreement.

1.7 "Project" means the audiovisual production currently titled Summer Jam: 50th Anniversary to which Company intends to produce and control all rights, including appurtenant and ancillary thereto. A copy of the approved synopsis for the Project is attached hereto as EXHIBIT B.

1.8 "Budget" shall mean the budget of the Project which may change as determined by the Managers. A copy of the budget for the Project is attached hereto as EXHIBIT C.

ARTICLE II
ORGANIZATIONAL MATTERS

2.1 The Managers have caused organizing documents in the form of the Certificate of Formation attached to this Agreement as EXHIBIT D, to be filed with the Delaware Secretary of State.

2.2 The name of the Company shall be Summer Jam, LLC

2.3 The principal executive office of the Company shall be 5961 Tuxedo Terrace, Los Angeles, CA 90068, or such other place or places as may be determined by the Managers from time to time.

2.4 The registered agent for service of process on the Company shall be Agents and Corporations, Inc. whose address is 1201 Orange St, Suite 600, One Commerce Center, Wilmington, DE 19801. Managers from time to time may change the Company's agent for service of process.

2.5 The business of the Company shall be to develop, produce, exploit the Project and control the rights to the Project and to perform and conduct any other activities necessary or incidental to the foregoing or in the opinion of the Managers in furtherance of the objectives of the business of the Company.

2.6 The Managers intend the Company to be a limited liability company under the Act. Neither the Managers nor any Member shall take any action inconsistent with the law and the express intent of the parties to this Agreement.

2.7 The Managers intends the Company to be a partnership for federal and state income taxes, to the maximum extent possible. The rights and liabilities of the Managers shall be determined under the Act and this Agreement. To the extent that the rights of obligations of any Member or Manager are different because of any provision of this Agreement than those rights and obligations would be in the absence of that provision, this Agreement shall control to the extent permitted by the Act. Neither the Managers nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

2.8 The "Term of Existence" of the Company shall commence on the effective date of filing of the Articles of Organization with the Delaware Secretary of State, which was 2023 and shall

continue until the last expiration of copyright on the Project unless sooner terminated by the provisions of this Agreement, or as provided by law.

The names and addresses of the Managing Members are as follows:

Bronson Park Film Co.
5961 Tuxedo Terrace
Los Angeles, CA 90068

TaylorVision Productions, LLC
84 Loon Cove Rd. 502
Alton Bay, NH 03810

Eric Smith
329 Harness Drive
Southington CT 06489

ARTICLE III
CAPITAL AND CAPITAL CONTRIBUTIONS

3.1 Members shall contribute the Capital Contribution in the form of funds, services, property and other such benefits as necessary to produce the Project and cover other expenses as reasonably necessary.

3.2 The Company will comply with all applicable laws and regulations concerning securing financing hereunder.

3.3 The Managers shall contribute as their Capital Contribution services to the Company, including, but not limited to, producing the Project and other such services as applicable. The Managers may also be paid a salary for such services.

3.4 No Member may sell, donate, or pass over his, her or its Economic Interest in Company to any third party without the express written consent of the Managers.

3.5 The current budget for the Project is attached hereto as EXHIBIT C.

ARTICLE IV
DISTRIBUTIONS

4.1 Net Income shall be allocated to the Managers in proportion to their Capital Contributions. Net Losses shall be allocated to the Managers, but only to the extent of their Capital Contributions.

4.2 Company's share of the so-called "net profits" derived from the Project (as defined pursuant to the waterfall negotiated by the Managers in good faith in a separate financing agreement) shall

be divided equally between the Managers, subject to the payment to creative participants, if any, as mutually determined by the Managers pursuant to Section 5.3 below.

ARTICLE V
MANAGEMENT

5.1 The Company shall be managed by the Managers.

5.2 The Managers shall have the powers and duties set forth in this Agreement.

5.3 Subject to the provisions of the Memorandum of Agreement dated May 23, 203 all decisions about, regarding or otherwise pertaining to the creative and business aspects of the Project, including, but not limited to, approving the treatment, budget, distribution, and exploitation of the Project shall be made by the mutual consent of the Managers.

5.4 All credits accorded on the Project shall be in the sole discretion of the Managers except to the extent such credit is controlled by a third party (e.g., financier, studio, union or guild requirements).

5.5 The following Managers shall have such authority to sign documents on behalf of the Company as agreed to by and between the Managers: NEED 2

5.6 The Managers may have other business interests to which they devote a portion of their time. Managers shall devote such time to the conduct of the business of the Company as Managers, in their own good faith and discretion, deem necessary. Managers may not engage in other activities reasonably related to or competitive with the Project unless expressly agreed to by the Managers in writing.

5.7 It is agreed that active Managers may incur and pay certain reasonable and necessary business expenses (out-of-pocket) that will be paid without reimbursement from the Company, hereinafter referred to as unreimbursed partner expenses (collectively "UPE"). Such UPE, as determined appropriate for the effective operation of the Company may include, but are not limited to: automobile, phone and cell phone, meals and entertainment, home-office expenses, travel and lodging, and certain other project development costs. Any active Manager incurring UPE are entitled to deduct such expenses from gross income and self-employment income on its tax return and should consult with its tax advisors regarding substantiation and method of deduction. Notwithstanding the above, Managers may from time to time mutually agree to reimbursement from the Company for expenses that are in furtherance of the effective operation of the Company and the Project.

ARTICLE VI
ACCOUNTS AND ACCOUNTING

6.1 Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal business office, or at such other locations as the Managers may determine from time to time, and shall be open to inspection and copying on reasonable notice by any Member or the Member's authorized representatives during normal business hours, but no more than once per calendar year. The costs of such inspection and copying shall be borne solely by the Member individually and in no way shall be considered to increase the Member's Capital Contribution.

6.2 Financial books and records of the Company shall be kept on the accrual method of accounting, which shall be the method of accounting followed by the Company for federal income tax purposes. The fiscal year of the Company shall be January 1 to December 31.

6.3 Art Horan (OR WOMEVER WE DESIGNATE) is designated as the "Partnership Representative" to represent the Company (at the Company's expense) in connection with all tax authorities with respect to each applicable taxable year of the Company. The Managers may, from time to time, change the Company's Partnership Representative.

ARTICLE VII
MEMBERSHIP MEETINGS, VOTING, INDEMNITY

7.1 There shall be one class of membership. No Member shall have any rights or preferences in addition to or different from those possessed by any other Member. The Company may admit one or more additional Members upon such terms as are determined by the Company and the Managers. If new members are admitted, this Agreement will be appropriately amended.

7.2 The Managing Members shall maintain a controlling interest in the Company and make all decisions regarding the Company and the Project.

7.3 The Company may, but shall not be required, to issue certificates evidencing Membership Interests (Membership Interest certificates) to Members of the Company.

7.4 Members may participate in meetings using conference telephones or similar communications equipment, provided that all Members participating in such meeting can hear one another. Such participation shall be deemed attendance at the meeting.

7.5 Subject to the Maximum Capitalization, additional Members may be admitted to the Company only if approved by the Managers. Exhibit A shall be amended to include the name, present mailing address and percentage ownership of any additional Members.

7.6 No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument

on behalf of the Company. Accordingly, each Member shall indemnify, defend, and save harmless each other Member and the Company from and against all loss, cost, expense, liability or damage arising from or out of any claim based upon any action by such Member in contravention of the first sentence of this Section 6.6.

ARTICLE VIII
INDEMNIFICATION

8.1 The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee or other agent of Company, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful.

ARTICLE IX
DISSOLUTION AND WINDING UP

9.1. The Company shall be dissolved upon the first to occur of the following events:

9.1.1 The expiration or termination of the Company's rights and interest to the Project.

9.1.2 The expiration of the Term of Existence of the Company.

9.1.3 The sale of all or substantially all of the Company's assets.

9.1.4 Upon the vote of the Managers.

9.1.5 The happening of any event that makes it unlawful or impossible to carry on the business of the Company; or

9.1.6 Entry of a decree of judicial dissolution.

9.2. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Managers shall wind up the affairs of the Company.

9.3. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member shall have no recourse against any other Member for indemnification, contribution, or reimbursement.

ARTICLE X
GENERAL PROVISIONS

10.1 PARTNERSHIP: NO THIRD-PARTY BENEFICIARIES. This Agreement shall not be construed to establish a partnership or joint venture between or among any of the Members. No Member shall hold itself out to others contrary to the provisions hereof. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy contrary to the terms of this Agreement and neither party shall become liable or responsible for any representation, act or omission of such party whether referred to herein or not.

10.2 WAIVER: No waiver by any party hereto of the breach of any term or condition of this Agreement shall be deemed or construed to be a waiver of the breach of such term or condition in the future, or of any preceding or subsequent breach of the same or any other term or condition of this or any other agreement.

10.3 REMEDIES CUMULATIVE. All remedies, rights, undertakings, obligations, and agreements contained in this Agreement shall be cumulative, and none of them shall be in limitation of any other remedy, right, undertaking, obligation, or agreement of either party.

10.4 ASSIGNMENT: No Member may assign its rights or obligations hereunder without prior written consent of the Managers, which they may exercise at their sole discretion.

10.5 ADDITIONAL DOCUMENTS: Each party shall execute, acknowledge, and deliver to the other, promptly upon the request of the other party thereof, any other instruments or documents necessary or desirable to evidence, effectuate, or confirm this Agreement or any of the terms and conditions hereof.

10.6 MODIFICATIONS: This Agreement, together with its exhibits, cannot be amended, modified, or changed in any way whatsoever except by written instrument duly executed by the parties herein.

10.7 SEVERABILITY: In the event that any term, condition, covenant, agreement, requirement or provision herein contained shall be held by any court or arbitration tribunal having jurisdiction to be unenforceable, illegal, void or contrary to public policy, such term, condition, covenant agreement, requirement or provision shall be of no effect whatsoever upon the binding force or effectiveness of any of the others hereof, it being the intention and declaration of the parties hereto that had they or either of them, known of such unenforceability, illegality, invalidity or contrariety to public policy, they would have entered into a contract each with the other, containing all of the other terms, conditions, covenants, agreements, requirements, and provisions hereof.

10.8 NOTICES: All notices under this Agreement shall be in writing addressed to the Members' addresses specified herein, or at such other address as any party may designate from time to

condition, covenant agreement, requirement or provision shall be of no effect whatsoever upon the binding force or effectiveness of any of the others hereof, it being the intention and declaration of the parties hereto that had they or either of them, known of such unenforceability, illegality, invalidity or contrariety to public policy, they would have entered into a contract each with the other, containing all of the other terms, conditions, covenants, agreements, requirements, and provisions hereof.

10.8 NOTICES: All notices under this Agreement shall be in writing addressed to the Members' addresses specified herein, or at such other address as any party may designate from time to time by written notice to the others. All notices shall be served by U.S. mail *and* facsimile or electronic mail; recognized courier services such as Federal Express or DHL; or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier, as the case may be, shall be the date of service of notice.

10.9 ARBITRATION: All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Alliance before a single arbitrator in Los Angeles, CA. The prevailing party shall be entitled to reasonable outside attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

10.10 CHOICE OF LAW: This Agreement shall be construed in accordance with the laws of the State of

10.11 ENTIRE AGREEMENT: This Agreement shall be binding upon the parties hereto and their respective successors, licensees, assigns, and other representatives in perpetuity, and hereby cancels and supersedes all prior negotiations and understandings between the parties relating to the Project, and contains all of the terms, covenants, conditions, representations, and warranties of the parties hereto in relation to the subject matter hereof.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written.

MANAGING MEMBERS:

TAYLORVISION PRODUCTIONS, LLC

By: Bruce Taylor
Its:

BRONSON PARK FILM CO.

By: Art Horan
Its:

Eric Smith

addresses specified herein, or at such other address as any party may designate from ti time by written notice to the others. All notices shall be served by U.S. mail and facsim electronic mail; recognized courier services such as Federal Express or DHL; or hand d addressed as specified above. The date of receipt by facsimile, electronic mail, or courier, case may be, shall be the date of service of notice.

10.9 ARBITRATION: All disputes arising out of this Agreement shall be submitted to arbit accordance with the rules of the Independent Film and Television Alliance before arbitrator in Los Angeles, CA. The prevailing party shall be entitled to reasonable attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be upon it by any court having jurisdiction thereof.

10.10 CHOICE OF LAW: This Agreement shall be construed in accordance with the laws of th

10.11 ENTIRE AGREEMENT: This Agreement shall be binding upon the parties heret respective successors, licensees, assigns, and other representatives in perpetuity, cancels and supersedes all prior negotiations and understandings between the partie the Project, and contains all of the terms, covenants, conditions, representations, an of the parties hereto in relation to the subject matter hereof.

IN WITNESS WHEREOF, the parties have executed or caused to be execut Agreement on the day and year first above written.

MANAGING MEMBERS:

TAYLORVISION PRODUCTIONS, LLC

____

By: Bruce Taylor
Its:

BRONSON PARK FILM CO.

____

By: Art Horan
Its:

3-8-24

____

Eric Smith

time by written notice to the others. All notices shall be served by U.S. mail ***and*** facsimile or electronic mail; recognized courier services such as Federal Express or DHL; or hand delivery addressed as specified above. The date of receipt by facsimile, electronic mail, or courier, as the case may be, shall be the date of service of notice.

10.9 ARBITRATION: All disputes arising out of this Agreement shall be submitted to arbitration in accordance with the rules of the Independent Film and Television Alliance before a single arbitrator in Los Angeles, CA. The prevailing party shall be entitled to reasonable outside attorneys' fees and costs. The arbitrator's award shall be final, and judgment may be entered upon it by any court having jurisdiction thereof.

10.10 CHOICE OF LAW: This Agreement shall be construed in accordance with the laws of the State of

10.11 ENTIRE AGREEMENT: This Agreement shall be binding upon the parties hereto and their respective successors, licensees, assigns, and other representatives in perpetuity, and hereby cancels and supersedes all prior negotiations and understandings between the parties relating to the Project, and contains all of the terms, covenants, conditions, representations, and warranties of the parties hereto in relation to the subject matter hereof.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written.

MANAGING MEMBERS:

TAYLORVISION PRODUCTIONS, LLC

____

By: Bruce Taylor
Its:

BRONSON PARK FILM CO.

____

By: Art Horan
Its: CEO + President

____

Eric Smith

EXHIBIT A
LLC MEMBERS

NAME AND ADDRESS	MEMBERSHIP TYPE	PERCENTAGE INTEREST
TaylorVision Productions, LLC, 84 Loon Cove Rod 502 Alton Bay, NH 03810	Manager	33 1/3% of 100%
Bronson Park Film Co. 5961 Tuxedo Terrace Los Angeles, CA 90068	Manager	33 1/3% of 100%
Eric Smith 329 Harness Drive Southington CT 06489	Manager	33 1/3 of 100%

EXHIBIT B
SYNOPSIS

It's July 29th, 1973, and the front-page headline of the Sunday New York Daily News reads: **'600,000 Jam Watkins Glen'**; *'Rockfest outdraws Woodstock'.* The numbers are staggering; it is believed to be the largest public gathering at that time in the history of the United States with one out of every 350 Americans attending. The show was called Watkins Glen Summer Jam. It featured The Grateful Dead, Allman Brothers Band and The Band. It was billed as a weekend in the country but when 600,000 hippies descended upon the village of only 3000 people, it became much more.

It is ten years or so after Beatlemania, ten years into The Vietnam War, and the counterculture zeitgeist is under siege. Nixon's 'War on Drugs/Public Enemy Number 1' campaign targets and arrests hippies, radicals, and African Americans, especially organizations like The Black Panthers. Nixon already has a list of those blacklisted by the CIA, including John Lennon. The Watergate hearings bring down All the Presidents Men as the nation watches live on TV in the summer of '73...it was the ultimate afternoon soap opera.

Long haired, pot-smoking teens now outnumber jocks. Record and concert sales are exploding, *1973: Rock at the Crossroads* author Andrew Grant Jackson writes that "1973 was the year rock hit its peak while splintering" with new genres including glam rock, Bowie, and Alice Cooper; progressive rock, outlaw country, reggae, the singer-songwriter movement, disco, and Southern Rock.

The Grateful Dead keep 'truckin' into 1973 with an epic triple live album 'Europe '72' and are becoming the new crusaders of improvisational jam music. Their cult-like Dead Head fans are part of a traveling circus that follows them throughout the Northeast. But the Dead are still notorious for epic failures at their biggest shows. At the disastrous 1969 Altamont concert they chose to not perform after hired Hells Angels security beat dozens of attendees and stabbed a black teen to death. Earlier that summer they were humiliated at Woodstock after faulty wiring by a crew member caused them to be shocked on stage and later cut out of the blockbuster movie.

The Dead hired Rolling Stones tour manager Sam Cutler after Altamont. In our exclusive interview, Cutler remembered: "The Altamont concert made everybody look foolish. *It just made them look like they couldn't organize a party in a brewery.* But between Altamont, Woodstock and when Watkins Glen happened, Garcia and I had many conversations about how it would be

possible to do a large outdoor gig again and not have it be a disaster; and let's join forces with the Allman Brothers".

The Allman Brothers are also reeling and having to re-invent their image after losing founding members Duane Allman and bassist Berry Oakley to eerily similar motorcycle accidents in Macon, Georgia. 21-year-old local piano player Chuck Leavell and bass player Lamar Williams join the band, and a new funkier sound emerges; gone is the twin lead attack of Duane and Dickey Betts. Like the Dead, The Brothers are legendary live performers. Promoter Bill Graham of The Fillmore East claimed, "they were the greatest of them all....and I have seen them all". The Allman Brothers are voted band of the year in 1973 by Rolling Stone Magazine after releasing their critically acclaimed comeback lP 'Brothers and Sisters' that included their biggest hit song; 'Ramblin' Man'.

Connecticut promoters Jim Koplik (23) and Shelly Finkel (29) are young, hip, *very* smart and trusted by both The Dead and The Allman Brothers after a series of shows in 1972. Asked why, Koplik said "we were one of them: we did drugs together, we were close in age'. He added; 'I got dosed with acid by the Dead onstage at The Palace Theatre, they thought it was funny, I was terrified'.

As smaller theater show promoters, Koplik and Finkel faced a myriad of hurdles pulling off a show of this magnitude. They had to find a massive outdoor venue where the festival could be held. They also had to adhere to the steely demands of Cutler, who was running the show along with Garcia. Contracts with the bands included code words of the drugs that would be provided. They had to buy out Leon Russell for $75,000 when Garcia wanted The Band as the 3rd act at Watkins Glen. They would also have to spend $200,000 alone for Bill Graham Productions to design and construct a giant stage and sound system as well as a backstage village that included a swimming pool, helicopter pads and cocaine trailers. Unfazed, Koplik and Finkel cut a deal with Watkins Glen International Raceway in upstate New York, and now had the perfect lineup and location. Tickets were wisely priced for just $10 for the weekend, including camping.

Word spread like wildfire on radio and TV stations and the concert sold out the 150,000 tickets the day before the show. The New York State Highway backed up for over 10 miles with fans arriving from all over the country, all indications were that the size of the crowd would be significantly larger than expected. Bill Graham advising Koplik and Finkel to open the gates or the stage and crew would be in danger of a potential riot.

What transpired pre-concert Friday was legendary. The Grateful Dead Friday soundcheck turned into a two-hour jam followed by long sets by The Allman Brothers and The Band; networks helicoptered in crews from NYC to cover what they called 'Woodstock II'. But now the promoters faced a bigger problem: The Dead were demanding a $25,000 cash bonus or they would not play Saturday. Koplik and Finkel scrambled and sent a chopper pilot back to Connecticut to round up the money from ticket sales. Koplik dumped the cash on a table and made Cutler count it twice! He also had to arrange for a friend to drive Coors beer from Colorado to Watkins Glen, another dicey demand as you could not buy Coors east of the Mississippi.

By the actual concert day, Saturday, July 28, 1973, the news reported 600,000 were in attendance and like Woodstock, many had abandoned cars and walked miles to the show dancing in the mud after a later afternoon thunderstorm. The show miraculously went off peacefully, the only casualty being an outlaw skydiver who accidently blew himself up over the crowd with an explosive. The three bands each played long sets kicked off by The Dead as Garcia asked to go on first "to be the first band to play before 600,000 people". All 3 bands jammed together late into the night, but it was sloppy as Allman Bros drummer Butch Trucks explained: "The Dead were tripping; The Band drunk, and we were wasted on cocaine...it was a disaster."

The legacy of Watkins Glen: The music never stopped for iconic The Grateful Dead who along with The Allman Bros pioneered the thriving Jam Band scene with sons and nephews of the bands including guitar god Derek Trucks who later replaced Dickie Betts in the band. With a business model based on touring rather than record sales, jam bands found a way to thrive. The innovations to The Dead Wall of Sound at Watkins Glen changed the way massive outdoor concerts would be held with the technology -eliminating sound delay echo.

Much has been written about Watkins Glen but for the very first time it will be memorialized on film on this its 50th Anniversary. To tell the story, we will use never before seen archival footage and past and present interviews with the promoters, band members, attendees, and historians. We will highlight the music that was created and performed at Watkins Glen, music that continues to be embraced today by several Dead cover bands and enjoyed by its millions of fans worldwide.

…kins Glen … TOP SHEET

90 Min Feature Film

1200	PRODUCERS	225,000
1300	DIRECTOR	100,000
1340	RIGHTS	25,000
1400	ATL TRAVEL AND LIVING	18,300
	ABOVE THE LINE	**368,300**
2000	PRODUCTION STAFF	48,700
3100	CAMERA/SOUND/LIGHTING PACKAGE	116,080
3400	LOCATION EXPENSES	15,000
	BELOW THE LINE	**179,780**
5000	FILM EDITING/SUPERVISION	75,000
5100	MUSIC	350,000
5200	POST SOUND	10,200
5300	CLIPS/STILLS/CLEARANCE SUPERVISOR	101,000
5400	OPTICALS AND TITLES	35,000
	POSTPRODUCTION	**571,200**
7000	ADMINISTRATIVE/GENERAL EXPENSES*	54,500
7001	Legal	18,250
7001	Overhead	
	OTHER COSTS	**72,750**
	Insurance	8,500
	TOTAL ABOVE-THE-LINE	368,300
	TOTAL BELOW-THE-LINE	823,730
	TOTAL ABOVE and BELOW-THE-LINE	1,200,530

*INCLUDES PR, SOCIAL MEDIA, FILM FESTIVALS

CERTIFICATE OF FORMATION
OF
Summerjam LLC

The undersigned, being an authorized person for purposes of executing this Certificate of Formation on behalf of Summerjam LLC, a Delaware Limited Liability Company (the "L.L.C."), desiring to comply with the requirements of 6 Del.C. Section 18-201 and the other provisions of the Delaware Limited Liability Company Act, 6 Del.C. Section 18-101, et seq. (the "Act"), hereby certifies as follows:

1. Name of the L.L.C. - The name of the L.L.C. is: Summerjam LLC.

2. Registered Office and Registered Agent of the L.L.C. - The name of the registered agent for service of process on the L.L.C. in the State of Delaware is Agents and Corporations, Inc. The address of the registered agent of the L.L.C. and the address of the registered office of the L.L.C. in the State of Delaware is 1201 Orange Street, Suite 600, Wilmington, DE 19801.

3. Date of Formation and Effective Date - The date of formation and the effective date of the L.L.C. shall be the date of filing of this Certificate of Formation with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned hereby executes this Certificate of Formation in accordance with the provisions of 6 Del.C. Section 18-201 on July 18, 2023.

John L. Williams
John L. Williams
(Authorized Person)

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:12 PM 07/18/2023
FILED 03:12 PM 07/18/2023
SR 20233013558 - File Number 7575536